September 23, 2024

Paul Chang
Chief Executive Officer
Brand Engagement Network Inc.
145 E. Snow King Ave
PO Box 1045
Jackson , WY 83001

       Re: Brand Engagement Network Inc.
           Registration Statement on Form S-1
           Filed September 16, 2024
           File No. 333-282132
Dear Paul Chang:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Matthew Fry